AH 2/28/2005

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## UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549



05036675

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC MAIL RECEIVED FEB 18 2005 WASH.D.C. PROCESSING SECTION 202

| SEC FILE NUMBER |
|---|
| 8-33222 |

### FACING PAGE
## Information Required of Brokers and Dealers Pursuant to Section 17 of the
## Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___1/1/04___ AND ENDING___12/31/04___

_____MM/DD/YY_____ _____MM/DD/YY_____

---

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:  Delta Equity Services Corporation

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

   579 Main Street

_____(No. and Street)_____

   Bolton                          MA                     01740
_____(City)_____          _____(State)_____          _____(Zip Code)_____

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
   Eugene Hayes                              (978) 779-5361  x220

_____(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
   Paolilli, Jarek & DerAnanian, LLC

_____(Name – if individual, state last, first, middle name)_____

   319 Littleton Road, Ste. 101    Westford, MA. 01886

____(Address)____          ____(City)____          ____(State)____          ____(Zip Code)____

PROCESSED
MAR 02 2005
THOMSON FINANCIAL

CHECK ONE:

   ☒ Certified Public Accountant

   ☐ Public Accountant

   ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



# OATH OR AFFIRMATION

I, ___Eugene Hayes___, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Delta Equity Services Corporation___, as of ___December 31,___, 20_04_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

CLAIRE A. RISI
Notary Public
Commonwealth of Massachusetts
My Commission Expires Jan 16, 2009

_____
Notary Public

_____
Signature

Financial & Opp. Principal
_____
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DELTA EQUITY SERVICES CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003

# DELTA EQUITY SERVICES CORPORATION

| | |
|---|---|
| INDEX | |



Paolilli, Jarek &
Der Ananian, LLC
CERTIFIED PUBLIC
ACCOUNTANTS

**Gerald F. Paolilli, CPA**
**Roger P. Jarek, Jr., CPA**
**Paul G. Der Ananian, CPA**

Tel. 978.392.3400                         www.pjcpa.com                         319 Littleton Road, Suite 101
Fax. 978.392.3406                                                                      Westford, MA 01886

<u>Independent Auditors' Report</u>

To the Stockholders and Board of Directors
DELTA EQUITY SERVICES CORPORATION
Bolton, Massachusetts

We have audited the accompanying balance sheets of DELTA EQUITY SERVICES CORPORATION, as of December 31, 2004 and 2003, and the related statements of operations, changes in stockholder's equity and comprehensive income, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DELTA EQUITY SERVICES CORPORATION as of December 31, 2004 and 2003, and the results of its operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in supplementary schedules contained on pages 15 and 16 is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Paolilli, Jarek & Der Ananian, LLC
Certified Public Accountants

Westford, Massachusetts
February 14, 2005

2

# DELTA EQUITY SERVICES CORPORATION

## BALANCE SHEETS

### As of December 31, 2004 and 2003

|  | 2004 | 2003 |
|---|---|---|
| **Assets:** | | |
| **Current Assets:** | | |
| Cash and cash equivalents | $ 844,348 | $ 795,314 |
| Receivables from clearing brokers | 35,000 | 32,000 |
| Receivables from others | 80,693 | 21,581 |
| Refundable income taxes | 11,500 | 7,661 |
| Deferred charges | 9,688 | 11,274 |
| Total Current Assets | 981,229 | 867,830 |
| | | |
| Fixed assets, net | 14,209 | 6,100 |
| Cash - deposit | 100,927 | 100,550 |
| Other investments | 56,371 | 53,602 |
| | | |
| Total Assets | $ 1,152,736 | $ 1,028,082 |
| | | |
| **Liabilities and Stockholder's Equity:** | | |
| **Current Liabilities:** | | |
| Accounts payable and accrued expenses | $ 177,365 | $ 209,523 |
| Accounts payable - related party | 15,958 | 40,411 |
| Commissions payable - registered representatives | 543,434 | 476,209 |
| Deferred revenue | 30,000 | 0 |
| Commissions payable - related party | 2,224 | 5,657 |
| Accrued income taxes | 0 | 456 |
| | | |
| Total Current Liabilities | 768,981 | 732,256 |
| | | |
| Liabilities subordinated to claims of general creditors | 158,000 | 146,000 |
| | | |
| **Stockholder's Equity:** | | |
| Common stock, no par value; 1,250 shares authorized, 1,046 shares issued | 10,236 | 10,236 |
| Retained earnings | 262,427 | 204,792 |
| Accumulated Other Comprehensive Income (Loss): | | |
| Unrealized loss on securities | (39,679) | (57,973) |
| Treasury stock, 250 shares, at cost | (7,229) | (7,229) |
| Total Stockholder's Equity | 225,755 | 149,826 |
| | | |
| Total Liabilities and Stockholder's Equity | $ 1,152,736 | $ 1,028,082 |



Paolilli, Jarek &
Der Ananian, LLC

CERTIFIED PUBLIC
ACCOUNTANTS

The accompanying notes are an integral part
of these financial statements.

# DELTA EQUITY SERVICES CORPORATION

## STATEMENTS OF OPERATIONS
### For the Years Ended December 31, 2004 and 2003

| | 2004 | 2003 |
|---|---|---|
| **Revenues:** | | |
| Commissions | $ 8,559,117 | $ 7,244,173 |
| Other | 15,313 | 1,927 |
| | 8,574,430 | 7,246,100 |
| | | |
| **Expenses:** | | |
| Commissions and clearing costs | 6,398,365 | 5,463,944 |
| Commissions - related parties | 83,964 | 65,965 |
| | 6,482,329 | 5,529,909 |
| | | |
| Other operating expenses | 580,059 | 486,664 |
| Other operating expenses - related party | 1,220,547 | 1,021,915 |
| | 1,800,606 | 1,508,579 |
| | | |
| Communications | 83,851 | 111,521 |
| Occupancy - related party | 102,000 | 102,000 |
| Occupancy and equipment rental | 3,821 | 4,528 |
| Depreciation | 4,869 | 4,045 |
| Interest | 12,363 | 15,056 |
| | 206,904 | 237,150 |
| | | |
| Income (Loss) before income taxes | 84,591 | (29,538) |
| | | |
| Provision for (benefit from) income taxes | 26,956 | (11,878) |
| | | |
| Net Income (Loss) | $ 57,635 | $ (17,660) |



Paolilli, Jarek &
Der Ananian, LLC
CERTIFIED PUBLIC
ACCOUNTANTS

The accompanying notes are an integral part
of these financial statements.

4

# DELTA EQUITY SERVICES CORPORATION

## STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY AND COMPREHENSIVE INCOME
### For the Years Ended December 31, 2004 and 2003

| | Common Stock | | | Accumulated Other | Treasury Stock | | Total |
| | Number of Shares | Issued Amount | Retained Earnings | Comprehensive Income (Loss) | Shares | At Cost | Stockholder's Equity |
|---|---|---|---|---|---|---|---|
| Balance, December 31, 2002 | 1,046 | $ 10,236 | $ 222,452 | $ (41,000) | 250 | $ (7,229) | $ 184,459 |
| Net Loss | | | (17,660) | | | | (17,660) |
| Unrealized loss on securities | | | | (16,973) | | | (16,973) |
| Balance, December 31, 2003 | 1,046 | $ 10,236 | $ 204,792 | $ (57,973) | 250 | $ (7,229) | $ 149,826 |
| Net Income | | | 57,635 | | | | 57,635 |
| Unrealized gain on securities | | | | 18,294 | | | 18,294 |
| Balance, December 31, 2004 | 1,046 | $ 10,236 | $ 262,427 | $ (39,679) | 250 | $ (7,229) | $ 225,755 |


The accompanying notes are an integral part
of these financial statements.

# DELTA EQUITY SERVICES CORPORATION

## STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED
## TO CLAIMS OF GENERAL CREDITORS
### For the Years Ended December 31, 2004 and 2003

|  | 2004 | 2003 |
|---|---|---|
| Subordinated liabilities at January 1, | $ 146,000 | $ 134,000 |
| Increases: |  |  |
| Capitalization of interest on note | 12,000 | 12,000 |
| Decreases: |  |  |
| Repayment of interest on note | 0 | 0 |
| Subordinated liabilities at December 31, | $ 158,000 | $ 146,000 |



Paolilli, Jarek &
Der Ananian, LLC
CERTIFIED PUBLIC
ACCOUNTANTS

The accompanying notes are an integral part
of these financial statements.

6

# DELTA EQUITY SERVICES CORPORATION

## STATEMENTS OF CASH FLOWS
### For the Years Ended December 31, 2004 and 2003

|  | 2004 | 2003 |
|---|---|---|
| **Cash Flows from Operating Activities:** |  |  |
| Net Income (Loss) | $ 57,635 | $ (17,660) |
|  |  |  |
| Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by Operating Activities: |  |  |
|  |  |  |
| Depreciation | 4,869 | 4,045 |
| Interest accrued on subordinated liability | 12,000 | 12,000 |
| (Increase) decrease in investments | 15,525 | 15,626 |
| (Increase) decrease in accounts receivable | (62,113) | 303,265 |
| (Increase) decrease in refundable income taxes | (3,839) | 0 |
| (Increase) decrease in deferred charges | 1,586 | 12,473 |
| (Increase) decrease in cash - deposit | (377) | (251) |
| Increase (decrease) in deferred revenue | 30,000 | 0 |
| Increase (decrease) in accounts payable and accrued expenses | 6,725 | 37,961 |
| Net Adjustments | 4,376 | 385,119 |
|  |  |  |
| Net Cash Provided by Operations | 62,011 | 367,459 |
|  |  |  |
| **Cash Flows from Investing Activities:** |  |  |
| Purchase of fixed assets | (12,977) | (2,892) |
|  |  |  |
| Net Increase in Cash and Cash Equivalents | 49,034 | 364,567 |
|  |  |  |
| Cash and cash equivalents - January 1, | 795,314 | 430,747 |
|  |  |  |
| Cash and cash equivalents - December 31, | $ 844,348 | $ 795,314 |
|  |  |  |
| **Supplemental Disclosure of Cash Flow Information:** |  |  |
|  |  |  |
| Cash paid for interest | $ 363 | $ 3,056 |
|  |  |  |
| Income taxes paid | $ 38,456 | $ 456 |



Paolilli, Jarek &
Der Ananian, LLC
CERTIFIED PUBLIC
ACCOUNTANTS

The accompanying notes are integral part
of these financial statements.

7

Note 1.        Summary of Significant Accounting Policies

NATURE OF BUSINESS

Delta Equity Services Corporation (the Company) is located in Bolton, Massachusetts. The Company is a registered Broker and Dealer in securities, and conducts business on a fully-disclosed basis over a nation-wide network of registered representatives. The Company offers services in stocks, bonds, and mutual funds to retail clients. The Company is subject to the regulations of certain Federal and state agencies, and undergoes periodic examinations by the National Association of Securities Dealers, Inc.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Cash and Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

### Recognition of Income
Commissions earned on securities transactions and related income and expenses are recorded on a settlement date basis, an industry standard.

### Concentration of Credit Risk
The Company maintains a cash balance at a Bolton, MA bank, and at December 31, 2004, that balance was $85,440. The balance was fully insured up to $100,000 by the Federal Deposit Insurance Corporation.

### Management Fees
The Company pays monthly management fees to Andover Capital Corporation, a related corporation wholly-owned by Raymond L. Grenier, the president and sole shareholder of the Company, under a management contract (See Related Party Transactions, Note 8). The fees provide compensation for supervisory responsibilities, and for any operational and overhead expenses incurred. These fees, in addition to the expenses incurred by Andover Capital Corporation in connection with the Company's broker and dealer business, shall include 100% of the Company's first $50,000 in pre-tax profits, 50% of its pre-tax profits below $200,000, and 25% of any pre-tax profits over $200,000.



Paolilli, Jarek &
Der Ananian, LLC

CERTIFIED PUBLIC
ACCOUNTANTS

See independent auditors' report.                    8

Note 1.    Summary of Significant Accounting Policies - continued

**Allowance for Doubtful Accounts**
Management believes that accounts receivable are fully collectible; thus, an allowance for potentially doubtful accounts was not considered necessary at December 31, 2004 or at December 31, 2003.

**Income Taxes**
In accordance with Statement of Financial Accounting Standards No. 109 (SFAS No. 109), "Accounting for Income Taxes," the Company computes its future income tax payments, using current tax rates, on temporary differences resulting from the different periods in which events are recognized in the financial statements and in the income tax returns. SFAS No. 109 requires deferred tax assets and liabilities to be adjusted when tax rates or other provisions of the income tax laws change. The Company provides for income taxes based upon pre-tax earnings at applicable Federal and state corporate income tax rates. Thus, current income taxes are provided for on taxable income. There were not any significant differences in the timing of recognition of transactions for financial and income tax reporting purposes for the years ended December 31, 2004 and 2003.

**Depreciation**
Depreciation is provided for on a straight-line basis using the estimated useful lives of the related assets. The Company's fixed assets at December 31, 2004, and at December 31, 2003, were comprised entirely of computer and office equipment with estimated useful lives of three years (See Fixed Assets, Note 4).

**Estimates**
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.



Paolilli, Jarek &
Der Ananian, LLC
CERTIFIED PUBLIC
ACCOUNTANTS

Note 2.      Cash - Deposit

This account represents security deposits required by its clearing brokerage firm. Interest earned on such deposits can be drawn upon by the Company.

Note 3.      Receivables from Clearing Brokers

The balance shown as receivables from clearing brokers are comprised of amounts due for commissions and fees earned for services related to the trading of customer securities. During 2003, the Company changed its clearing brokerage relationship from BNY Clearing Services, LLC (BNY) to Pershing, LLC (Pershing). BNY settled commissions due to the Company on a monthly basis, while Pershing now settles commissions on a daily basis. The accounts receivable balances due from Pershing, representing money market fund rebates, were $35,000 and $32,000 for the periods ending December 31, 2004 and 2003, respectively.

Note 4.      Fixed Assets

The Company's fixed assets consisted of:

|  | 2004 | 2003 |
|---|---|---|
| Computer and office equipment | $   33,688 | $  20,711 |
| Less accumulated depreciation | (19,479) | (14,611) |
| Fixed assets, net | $   14,209 | $    6,100 |

Depreciation expense for the years ended December 31, 2004 and 2003 was $4,869 and $4,045, respectively.

Note 5.      Other Investments

At December 31, 2004, the Company's other investments were comprised of equity securities classified as available for sale. Marketable securities considered available for sale are recorded in the financial statements at fair market value, in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". The corresponding unrealized gain or loss in the fair market value in relation to cost is accounted for as a separate item in the stockholder's equity section of the


Paolilli, Jarek &
Der Ananian, LLC
CERTIFIED PUBLIC
ACCOUNTANTS

See independent auditors' report.                    10

Note 5.        Other Investments – continued

balance sheet.  These securities were made available to the Company in a private placement offering made by National Association of Securities Dealers, Inc. to its member firms.  The warrants to purchase shares of stock are exercisable at various dates beginning on June 28, 2002. These securities are not readily tradable.

At December 31, 2004 and 2003, these holdings consisted of the following:

|  | 2004 | 2003 |
|---|---|---|
| 300 warrants to purchase common stock of The NASDAQ Stock Market, Inc., purchased in April 2000, at cost | $ 3,300 | $ 3,300 |
| 4,200 additional warrants, purchased in December 2000, at cost | 58,800 | 58,800 |
| 5,000 shares of common stock of The NASDAQ Stock Market, Inc. purchased in December 2000, at cost | 65,000 | 65,000 |
|  | 127,100 | 127,100 |
| Expiration of warrants | -31,050 | -15,525 |
| Unrealized loss on securities | -39,679 | -57,973 |
| Fair Market Value of Other Investments | $ 56,371 | $ 53,602 |

Note 6.        Liabilities Subordinated To Claims of General Creditors

The borrowings under subordination agreements are as follows:

Subordination Loan Agreement between Raymond
L. Grenier and the Company, dated December 26, 1995,
payable with interest, at an interest rate of 17.2% per
annum, on December 31, 2006.                          $ 158,000

The above subordinated borrowing is covered by an agreement approved by The National Association of Securities Dealers, Inc. and is thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule.  To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.



Paolilli, Jarek &
Der Ananian, LLC
CERTIFIED PUBLIC
ACCOUNTANTS

Note 7.      Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1). This rule requires the maintenance of minimum net capital, and also requires that the ratio of aggregate indebtedness to net capital, as defined by rule 15c3-1, shall not exceed 15 to 1. The rule provides that equity capital may not be withdrawn, liabilities subordinated to claims of general creditors may not be repaid, or cash dividends may not be paid if the resulting capital ratio would exceed 10 to 1. The Company, at December 31, 2004 and at December 31, 2003, had net capital of $287,684 and $216,911, respectively, which was 236,419 and $168,094, respectively, in excess of its required net capital. At these levels of net capital, the Company's broker dealer activities are limited to introducing customer transactions to buy or sell securities cleared through other broker dealers.

Note 8.      Related Party Transactions

The Company incurred approximately $84,000 and $66,000 in commission expenses during 2004 and 2003, respectively, to Raymond L. Grenier (a related party).

In addition, the Company shares facilities, equipment, and operational resources with Andover Capital Corporation, a related entity wholly owned by Raymond L. Grenier. Supervisory and overhead costs incurred under this arrangement totaled approximately $1,221,000 and $1,022,000 for the years ended December 31, 2004 and 2003, respectively.

The Company leases office space at 579 Main Street, Bolton, MA, from 579 Main Street Realty Trust, a trust in which a related party has a beneficial interest. The property is, under an operating lease, the main headquarters of the Company. Monthly rentals of the 579 Main Street property are $8,500. Rent expense, for each of the years ended December 31, 2004 and 2003, was $102,000.

**FIN 46R**
In December 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46R, "Consolidation of Variable Interest Entities", effective for nonpublic companies beginning in 2005. It requires, for financial reporting purposes, the consolidation of any "variable interest entities" (VIEs), that lack sufficient equity to finance their activities without additional financial support from others, into the financial statements of its



Paolilli, Jarek &
Der Ananian, LLC
CERTIFIED PUBLIC
ACCOUNTANTS

See independent auditors' report.                    12

Note 8.         Related Party Transactions - continued

primary beneficiary (the entity that primarily shares the risks and rewards of a VIE). The Company will not consolidate Andover Capital Corporation or 579 Main Street Realty Trust, as they doe not involve any material exposure to the Company. Thus, the related entities are not considered to be VIEs, nor was the Company their primary beneficiary (in the event that either entity is considered a VIE in the future).

Note 9.         Contingent Liabilities

The Company is contingently liable to indemnify Pershing, LLC for any failure by customers to maintain an adequate margin, to deliver securities sold, to pay for securities purchased, or for any other breach of obligation by customers. Margin accounts in customers' accounts averaged approximately $11,100,000 at December 31, 2004.

Note 10.        Income Taxes

The components of income tax expense, for the years ended December 31, 2004 and 2003, are as follows:

|  | 2004 | 2003 |
|---|---|---|
| Federal | $ 17,500 | $ (12,790) |
| State | 9,456 | 912 |
| Total income taxes | $ 26,956 | $ (11,878) |

On December 31, 2003, the Company had a net operating loss carryback of $39,683 for federal income tax purposes available to offset prior year's income. This carryback was used in its entirety to offset Federal taxable income from the year ended December 31, 2001.

Note 11.        Economic Dependency

As part of an agreement with Pershing, LLC, the Company introduces all of its accounts through Pershing, LLC. Thus, the Company currently clears all its customers' general securities transactions through Pershing, LLC.



Paolilli, Jarek &
Der Ananian, LLC
CERTIFIED PUBLIC
ACCOUNTANTS

## Note 12. Focus (Form X - 17a - 5) Report

A copy of the Company's most recent, annually audited Focus Form X-17a-5 Report (December 31, 2004) is available for examination at the principal office of the firm and at the regional office of the Securities and Exchange Commission.

## Note 13. Exempt Provisions Under Rule 15c3-3

The Company claims an exemption from Securities and Exchange Commission Rule 15c3-3(k)(2)(ii), as an introducing broker or dealer who clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, which carries all the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to rule 17a-3 and 17a-4, as are customarily made by a clearing broker or dealer.

## Note 14. Business Concentrations

The Company has approximately 60 registered representative affiliations. Six of those registered representatives were responsible for approximately 50% and 63% of the Company's commission volume during the years ended December 31, 2004 and 2003, respectively.

## Note 15. Contingencies

During 2004 and 2003, the Company was involved in various claims and lawsuits against the Company, arising in the normal course of business. Management believes that any financial responsibilities that may be incurred in the ultimate resolution of these matters will not have a material adverse effect on the Company's financial position or results of operations.



Paolilli, Jarek &
Der Ananian, LLC
CERTIFIED PUBLIC
ACCOUNTANTS

See independent auditors' report.

# DELTA EQUITY SERVICES CORPORATION

## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
## SECURITIES AND EXCHANGE COMMISSION
### As of December 31, 2004

### COMPUTATION OF NET CAPITAL

Stockholder's Equity $ 225,755

Less: Non-allowable assets:

| | | |
|---|---|---|
| Unsecured accounts receivable | $ 25,674 | |
| Other investments | 5,921 | |
| Fixed assets, net | 14,209 | |
| Deferred charges | 21,188 | |
| | | (66,992) |

Add: Liabilities subordinated to claims of general
creditors allowable in computation of net capital 158,000

Tentative net capital 316,763

Less: Haircuts on Securities (26,263)

Undue concentration (2,816)

Net Capital $ 287,684

### AGGREGATE INDEBTEDNESS

| | |
|---|---|
| Accounts payable and accrued expenses | $ 193,323 |
| Commissions payable | 543,434 |
| Deferred revenue | 30,000 |
| Commissions - related party | 2,224 |
| Total Aggregate Indebtedness | $ 768,981 |

### COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum capital requirement $ 51,265

Excess Net Capital $ 236,419

Ratio: Aggregate indebtedness to net capital 2.67



Paolilli, Jarek &
Der Ananian, LLC

CERTIFIED PUBLIC
ACCOUNTANTS

See accompanying notes
and independent auditors' report.

15

# DELTA EQUITY SERVICES CORPORATION

## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
### As of December 31, 2004

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part IIA, of Form X-17A-5 as of December 31, 2004)

| | |
|---|---|
| Net capital, as reported in Company's Part IIA (unaudited) FOCUS report | $ 287,684 |
| Net audit adjustments | 0 |
| Net Capital per above | $ 287,684 |



Paolilli, Jarek &
Der Ananian, LLC
CERTIFIED PUBLIC
ACCOUNTANTS

See accompanying notes
and independent auditors' report.

**Paolilli, Jarek &
Der Ananian, LLC**

CERTIFIED PUBLIC
ACCOUNTANTS

Gerald F. Paolilli, CPA
Roger P. Jarek, Jr., CPA
Paul G. Der Ananian, CPA

Tel. 978.392.3400
Fax. 978.392.3406

www.pjcpa.com

319 Littleton Road, Suite 101
Westford, MA 01886

## INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
## REQUIRED BY SEC RULE 17a-5

To the Stockholders and Board of Directors
DELTA EQUITY SERVICES CORPORATION
Bolton, Massachusetts

In planning and performing our audit of the financial statements and supplementary schedules of DELTA EQUITY SERVICES CORPORATION for the year ended December 31, 2004, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

We also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions related to customer securities, we did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

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Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.



Paolilli, Jarek &
Der Ananian, LLC

CERTIFIED PUBLIC
ACCOUNTANTS

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This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

*Paolilli, Jarek & Der Ananian, LLC*

Paolilli, Jarek & Der Ananian, LLC
Certified Public Accountants

Westford, Massachusetts
February 14, 2005